SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For the Period Ended: March 31, 2000.

[  ] Transition Report on Form
10-K
[  ] Transition Report on Form
10-Q
[  ] Transition Report on Form
20-F
[  ] Transition Report on Form
N-SAR
[  ] Transition Report on Form
11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item ( s ) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: International Brands, Inc. Former Name, if Applicable:
Tele Special.Com

Address of Principal Executive Office (Street and Number):

7729 Othello Ave.
San Diego, CA   92111
Tele: (858) 292-3380
Fax:  (858) 292-1528



PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

The Registrant is in the process of compiling information for the quarterly period ended June 30, 2000 for the Form 10-QSB, all of which information has not yet been received.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Adam U. Shaikh, Esq.:  (702) 732-2253.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

In  January  of  2000,  Tele  Special. Com  acquired   International   Brands.
International Brands was the survivor in this merger. Tele Special.Com was development Stage Company this time last year.




Dated August____________:, 2000

By: /s/_____________________________
Kellie Fitzgerald

Officer, International Brands, Inc.